Winmark Corporation

4200 Dahlberg Drive, Suite 100

Minneapolis, Minnesota 55422-4837

June 13, 2006

VIA EDGAR AND FACSIMILE (202) 772-9204

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:              H. Christopher Owings

Re:	Winmark Corporation
Registration Statement on Form S-1
SEC File No. 333-133393

Ladies and Gentlemen:

                Winmark Corporation hereby requests acceleration of the effectiveness of the Registration Statement on Form S-1, Number 333-133393 to 11:00 a.m., Eastern Standard Time, on Thursday June 14, 2006, or as soon thereafter as is practicable. This request supersedes the Company’s previous request for acceleration.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WINMARK CORPORATION

By:	/s/ John L. Morgan
John L. Morgan, Chairman and Chief Executive Officer

cc:	K. Ed Elverud